United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of May 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

INTER & CO, INC. BANCO INTER S.A. ENTERS AGREEMENT TO ACQUIRE 50% OF THE CAPITAL STOCK OF GRANITO INSTITUIÇÃO DE PAGAMENTO S.A. INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Banco Inter S.A. (“Inter”), an indirect subsidiary of the Company, entered into a Share Purchase Agreement to acquire shares representing 50% (fifty percent) of the capital stock of Granito Instituição de Pagamento S.A. ("Granito"), held by Banco BMG S.A. ("Transaction"), for the amount of R$110,000,000.00 (one hundred and ten million Brazilian Reais). Upon the completion of the Transaction, Inter, who already owns 50% (fifty percent) of the capital stock of Granito, will become the sole shareholder of Granito, holding 100% (one hundred percent) of its capital stock. The Transaction is part of Inter's strategy to capitalize on the growth opportunity in the small and medium enterprises (“SMEs”) market and, through the combination of proprietary technology, offer more complete solutions to all of Inter’s and Granito’s clients. The Company will inform its shareholders and the market about the completion of the Transaction, which is subject to approval by the Central Bank of Brazil and the Administrative Council for Economic Defense of Brazil (CADE), and the fulfillment or, otherwise, waiver of other conditions precedent by Inter and by Banco BMG S.A., as applicable. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, May 28, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 28, 2024